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                               April 12, 2021

       Michael Racich
       Chief Financial Officer
       Jaws Acquisition Corp.
       1601 Washington Avenue, Suite 800
       Miami Beach, Florida 33139

                                                        Re: Jaws Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-252414

       Dear Mr. Racich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Cover Page

   1. We note your response to prior comment 1 and updated disclosure and re-issue in part.
                                                        Please revise the
letter to shareholders to quantify the consideration to be paid in connection with the
acquisition. In that regard, we note your disclosure on page 245 indicates that the
Seller and its equity holders will receive aggregate consideration with a value equal to $3,522.7
million.
       Beneficial Ownership of Securities, page 294

   2. Please advise us why Primary Care (ITC) Holdings, LLC does not appear in the post-
                                                        Business Combination
beneficial ownership table.
 Michael Racich
Jaws Acquisition Corp.
April 12, 2021
Page 2
Management of the Company following the Business Combination, page 356

3. We note your response to prior comment 7 and re-issue. Your disclosure on pages 124-25 indicates that you will be a controlled company following the consummation of the
      Business Combination. Please revise this section and the Summary, where appropriate, to
      note that you will be a    controlled company    within the meaning of
NYSE listing
      standards and discuss whether you plan to utilize any of the exemptions available to you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Racich
                                                           Division of
Corporation Finance
Comapany NameJaws Acquisition Corp.
                                                           Office of Life
Sciences
April 12, 2021 Page 2
cc:       Peter Seligson
FirstName LastName